Exhibit 99

SOUTHWEST AIRLINES CO.
1991 Employee Stock Purchase Plan
as amended March 16, 2006

1. Purpose.

The Southwest Airlines Co. 1991 Employee Stock Purchase Plan (the “Plan”) is intended to provide an incentive for employees of Southwest Airlines Co. (the “Company”) and its subsidiaries to acquire a proprietary interest (or increase an existing proprietary interest) in the Company through the purchase of shares of the Company’s $1.00 par value Common Stock (the “Common Stock”). It is the intention of the Company that the Plan qualify as an “employee stock purchase plan” under §423 of the Internal Revenue Code of 1986 (the “Code”). Accordingly, the provisions of the Plan shall be construed in a manner consistent with the requirements of that section of the Code.

2. Administration.

The Plan shall be administered by a committee (the “Administrator”) of three or more non-employee members of the Board of Directors (the “Board”), in accordance with Rule 16b-3 of the Securities and Exchange Commission as in effect on the date of adoption of the Plan by the Board. Subject to the express provisions of the Plan, to the overall supervision of the Board, and to the limitations of §423 of the Code, and any successor provisions, the Administrator may administer and interpret the Plan in any manner it believes to be desirable, and any such interpretation shall be conclusive and binding on the Company and all participants.

3. Number of Shares.

As of March 2, 2006, there were 1,718,028 shares of Common Stock reserved for issuance under the Plan. On March 16, 2006, the Board amended the Plan to reserve for sale under the Plan an additional 7,000,000 shares of Common Stock. Shares sold under the Plan may be newly issued shares or shares reacquired in private transactions or open market purchases, but all shares sold under the Plan, regardless of source, shall be counted against the shares reserved under the Plan.

In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or other similar change in the capital structure of the Company, the Administrator may make such adjustment, if any, as it deems appropriate in the number of shares of Common Stock available for purchase under the Plan.

4. Eligibility Requirements.

Any employee of the Company (as defined below) who has completed six (6) months of continuous service with the Company may participate in the Plan, except the following:

(a) employees who would, immediately upon purchase of any Common Stock under the Plan, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of stock of the Company or any subsidiary;

(b) employees who are customarily employed by the Company less than five months in any calendar year; and

(c) employees who reside in a jurisdiction whose laws prohibit participation in the Plan.

Participation in the Plan is entirely voluntary.

As used herein, the term “employee of the Company” shall include employees of any subsidiary of the Company. Eligible employees who elect to participate in the Plan are hereafter referred to as “Participants” or individually as a “Participant.”

5. Enrollment and Payroll Deductions.

Any eligible employee may become a participant in the Plan by completing, signing and submitting to the Company an enrollment form.

All Participant contributions to the Plan shall be made only by payroll deductions. Each enrollment form shall specify the amount which the Participant elects to contribute under the Plan for each payroll period and shall authorize the Company to withhold such amount from the salary of such Participant with respect to each payroll period thereafter until such Participant’s participation in the Plan is terminated or until the amount of such deductions shall be changed or suspended as hereafter provided. Any eligible employee may authorize payroll deductions pursuant to the Plan as follows:

The minimum payroll deduction is $5.00 per payroll period and the maximum is 10% of his or her base salary for such period (exclusive of commissions, bonuses, overtime pay, shift premiums, long-term disability or workers compensation payments and similar amounts). In no event may the Common Stock purchased under the Plan for any single Participant exceed $25,000 of fair market value of such stock in any calendar year. As used herein, the term “payroll period” shall mean the period from the date on which the Participant customarily receives payment of his regular salary or wages to the next successive date in which he customarily receives payment.

A Participant may elect to increase or decrease the rate of contribution, or withdraw from the Plan entirely, by delivery to the Company of a new enrollment/change form indicating the revised rate of contribution; provided, however, that any suspension shall continue until the Participant has submitted an enrollment/change form to the Company.

Enrollment/change forms received between the 1st and the 15th days of any month shall be effective for the payroll period covered by the paycheck received on the 5th day of the next month. Enrollment/change forms received between the 16th and last days of any month shall be effective for the payroll period covered by the paycheck received on the 20th day of the next month.

Contributions shall be credited to a Participant’s account as soon as administratively feasible after payroll withholding. The Company shall be entitled to use of the contributions immediately after payroll withholding, may maintain the contributions as a single fund, and shall have no obligation to pay interest on the contributions to any Participant.

6. Purchase of Shares.

The Company shall accumulate on a monthly basis and hold, without interest, the amounts withheld from the payroll deductions of all Participants. On the last trading day of each month (“Purchase Dates”) the Company shall apply the funds then credited to each Participant’s account to the purchase of whole shares of Common Stock. The cost to the Participant for the shares purchased shall be 90% of the mean between the highest and lowest quoted selling prices of the Common Stock on the New York Stock Exchange on that Purchase Date. For purposes of §423 of the Code, the Company shall be deemed to have granted to the Participant an option to purchase shares of Common Stock on each Purchase Date. Such option shall not be transferable by the Participant except as permitted by Section 8.

Participants shall be treated as the record owners of their shares effective as of the Purchase Date. Any cash equal to less than the price of a whole share of Common Stock left in a Participant’s account on a Purchase Date shall be carried forward in such Participant’s account for application on the next Purchase Date.

7. Termination of Employment.

Participation in the Plan terminates immediately when a Participant ceases to be employed by the Company for any reason whatsoever (including death or disability). As soon as administratively feasible after termination, the Company shall pay to the Participant or his or her beneficiary or legal representative all amounts credited to the Participant’s account which have not yet been applied to the purchase of Common Stock.

8. Assignment.

The rights of a Participant under the Plan shall not be assignable by such Participant, by operation of law, or otherwise, except to the extent that there has been a designation of beneficiaries in accordance with the Plan, and except to the extent permitted by will or the laws of descent and distribution if beneficiaries have not been designated. No Participant may create a lien on any funds, securities, rights or other property held by the Company for the account of the Participant under the Plan.

A Participant’s right to purchase shares under the Plan shall be exercisable only during the Participant’s lifetime and only by him or her, except that a Participant may direct the Company in the enrollment form to issue share certificates to the Participant jointly with one or more other persons with right of survivorship, or to certain forms of trusts approved by the Administrator.

9. Administrative Assistance.

If the Administrator in its discretion so elects, it may retain a brokerage firm, bank or other financial institution to assist in the purchase of shares, delivery of reports or other administrative aspects of the Plan.

10. Costs.

All costs and expenses incurred in administering this Plan shall be paid by the Company, except that any stamp duties or transfer taxes applicable to participation in the Plan may be charged to the account of such Participant by the Company. Any brokerage fees for the purchase of shares by a Participant shall be paid by the Company, but any brokerage fees for the sale of shares by a Participant shall be borne by the Participant.

11. Equal Rights and Privileges.

All eligible employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an “employee stock purchase plan” within the meaning of §423 or any successor provision of the Code and the related regulations. Any provision of the Plan which is inconsistent with §423 or any successor provision of the Code shall without further act or amendment by the Company or the Board be reformed to comply with the requirements of §423. This Section 11 shall take precedence over all other provisions of the Plan.

12. Applicable Law.

The Plan shall be governed by the laws of the State of Texas.

13. Modification and Termination.

The Board may amend, alter or terminate the Plan at any time. No amendment shall be effective unless within one year after it is adopted by the Board it is approved by the shareholders of the Company, if such amendment would:

(a) increase the number of shares reserved for purchase under the Plan;

(b) materially increase the benefits to Participants; or

(c) materially modify the requirements for participation.

In the event the Plan is terminated, the Board may elect to terminate all participation either immediately or upon completion of the purchase of shares on the next Purchase Date. All funds contributed to the Plan that have not been used to purchase shares shall be returned to the Participants as soon as administratively feasible.

If at any time the shares available under the Plan are overenrolled, enrollments shall be reduced proportionately to eliminate the overenrollment. Any funds that cannot be applied to the purchase of shares due to overenrollment shall be refunded to the Participants as soon as administratively feasible.

14. Board and Shareholder Approval.

This Plan shall be deemed effective upon its approval by the Board, and shall be submitted to the shareholders of the Company for their approval at the next meeting of shareholders.

15. Securities Laws.

The Company shall not be obligated to issue any Common Stock pursuant to the Plan at any time when such shares have not been registered under the Securities Act of 1933, as amended and such other state and federal laws, rules or regulations as the Company or the Administrator deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares.

16. Notices.

All notices which may be or are required to be given by Participants or employees of the Company to the Company under the terms of this Plan shall be effective when received in writing by the Company addressed to Administrator, Southwest Airlines Co. 1991 Employee Stock Purchase Plan, at the Company’s principal place of business.